United States
Securities and Exchange Commission

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer Pursuant
to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934
For the quarter ended June 30, 2005

Commission File Number 000-27811

CHARTERED SEMICONDUCTOR
MANUFACTURING LTD

(Exact name of registrant as specified in its charter)

Not Applicable
(Translation of registrant’s name into English)

Republic of Singapore
(Jurisdiction of incorporation or organization)

60 Woodlands Industrial Park D
Street 2, Singapore 738406
(65) 6362-2838
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F       ☑                 Form 40-F       ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes       ☐                 No      ☑

If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b). Not applicable.

The Company is incorporating by reference the information and exhibits set forth in this Form 6-K into its registration statements on Form F-3 (Registration No. 333-56878); Form S-8 (Registration No. 333-89849); Form S-8 (Registration No. 333-63814); Form S-8 (Registration No. 333-63816) and Form S-8 (Registration No. 333-116844).

CURRENCY OF PRESENTATION AND CERTAIN DEFINED TERMS

     Unless the context otherwise requires, references herein to “we”, “us”, “our”, the “Company” or “Chartered” are to Chartered Semiconductor Manufacturing Ltd., a company organized under the laws of the Republic of Singapore, and its consolidated subsidiaries.

     In this Quarterly Report on Form 6-K (“Quarterly Report”), all references to “$”, “US$”, “dollars” and “U.S. dollars” are to the legal currency of the United States, and all references to “S$” and “Singapore dollars” are to the legal currency of Singapore. References to a particular “fiscal” year are to our fiscal year ended December 31 of that year.

FORWARD-LOOKING STATEMENTS MAY PROVE INACCURATE

This Quarterly Report contains forward-looking statements, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements, including without limitation, statements relating to our Fab 7; our target for the cash and cash equivalents balance as of December 31, 2005; our sources of liquidity, cash flow, funding needs and financings; the expectation that our existing cash, credit facilities, and projected cash flows from operations will be sufficient to meet our R&D expenditures and working capital needs and our expected depreciation and amortization and capital expenditures for the second half of 2005, reflect our current views with respect to future events and financial performance, and are subject to certain risks and uncertainties, which could cause actual results to differ materially from historical results or those anticipated. Among the factors that could cause actual results to differ materially are: changes in market outlook and trends, specifically in the foundry services and communications and computer markets; demands from our major customers, excess inventory and life cycles of specific products; competition from other foundries; unforeseen delays or interruptions in our plans for our fabrication facilities; the performance level of and technology mix in our fabrication facilities; our progress on leading edge products; the successful implementation of our partnership, technology and supply alliances; the timing and rate of the semiconductor market recovery; economic conditions in the United States as well as globally and the growth rate of fabless companies and the outsourcing strategy of integrated device manufacturers. Although we believe the expectations reflected in such forward-looking statements are based upon reasonable assumptions, we can give no assurance that our expectations will be attained. In addition to the foregoing factors, a description of certain other risks and uncertainties which could cause actual results to differ materially can be found in the section captioned “Risk Factors” in our Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission. You are cautioned not to place undue reliance on these forward-looking statements, which are based on the current view of management on future events. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

PART I — FINANCIAL INFORMATION

Item 1. Financial Statements

CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
(In thousands)

	U.S. GAAP
	As of
	December 31,	June 30,
	2004	2005
		(unaudited)
ASSETS
Cash and cash equivalents	$539,399	$604,860
Receivables, net	143,148	122,964
Inventories	72,159	116,552
Other current assets	46,761	35,610

Total current assets	801,467	879,986

Investment in SMP	93,765	79,217
Property, plant and equipment, net	1,914,515	2,089,621
Technology licenses, net	121,953	115,444
Other non-current assets	158,312	152,233

Total assets	$3,090,012	$3,316,501

LIABILITIES AND SHAREHOLDERS’ EQUITY
Payables	152,348	247,065
Current installments of long-term debt	352,985	741,571
Other current liabilities	118,388	217,600

Total current liabilities	623,721	1,206,236

Long-term debt, excluding current installments	882,745	619,391
Other non-current liabilities	77,915	136,866

Total liabilities	1,584,381	1,962,493

Commitments and contingencies

Share capital: ordinary shares of S$0.26 par value Authorized: 3,076,923 shares in 2004 and 4,615,385 shares in 2005 Issued and outstanding: 2,509,238 shares in 2004 and 2,511,349 shares in 2005	445,531	445,866
Additional paid-in capital	2,237,107	2,238,115
Accumulated deficit	(1,118,654)	(1,270,273)
Accumulated other comprehensive loss	(58,353)	(59,700)

Total shareholders’ equity	1,505,631	1,354,008

Total liabilities and shareholders’ equity	$3,090,012	$3,316,501

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except share and per share data)

	U.S. GAAP
	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2004	2005	2004	2005
Net revenue	$255,822	$194,035	$484,240	$375,388
Cost of revenue	195,847	193,591	379,690	384,658

Gross profit (loss)	59,975	444	104,550	(9,270)

Operating expenses:
Research and development	32,270	27,676	62,133	54,991
Fab start-up costs	8,083	7,876	11,707	22,697
Sales and marketing	10,159	10,112	18,900	20,619
General and administrative	10,457	10,599	16,716	19,886
Other operating expenses	2,439	3,938	5,527	3,938

Total operating expenses	63,408	60,201	114,983	122,131

Operating loss	(3,433)	(59,757)	(10,433)	(131,401)
Equity in income (loss) of SMP	10,444	776	21,912	(8,256)
Other income	17,021	2,952	24,707	5,453
Interest expense, net	(6,047)	(8,601)	(13,733)	(11,027)
Foreign exchange gain, net	334	676	295	198

Income (loss) before income taxes	18,319	(63,954)	22,748	(145,033)
Income tax expense	(3,032)	(3,147)	(5,576)	(6,586)

Net income (loss)	$15,287	$(67,101)	$17,172	$(151,619)

Net earnings (loss) per share and ADS

Basic and diluted net earnings (loss) per share	$0.01	$(0.03)	$0.01	$(0.06)

Basic and diluted net earnings (loss) per ADS	$0.06	$(0.27)	$0.07	$(0.60)

Number of shares (in millions) used in computing:
Basic net earnings (loss) per share	2,508.8	2,511.0	2,507.6	2,510.4
Effect of dilutive options	10.2	—	11.8	—

Diluted net earnings (loss) per share	2,519.0	2,511.0	2,519.4	2,510.4

Number of ADS (in millions) used in computing:
Basic net earnings (loss) per ADS	250.9	251.1	250.8	251.0
Effect of dilutive options	1.0	—	1.1	—

Diluted net earnings (loss) per ADS	251.9	251.1	251.9	251.0

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF
COMPREHENSIVE INCOME (LOSS)
(In thousands)

	U.S. GAAP
	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2004	2005	2004	2005
Net income (loss)	$15,287	$(67,101)	$17,172	$(151,619)
Net change in cash flow hedging activity derivative fair values	(52)	(1,070)	(1,333)	(1,970)
Share of cash flow hedging activity gains of SMP	2,949	—	3,927	9
Reclassification of cash flow hedging activity gains (losses) into earnings	(970)	(261)	(404)	1,120
Unrealized gains (losses) on available for sale securities	31	(995)	59	(506)

Other comprehensive income (loss)	1,958	(2,326)	2,249	(1,347)

Comprehensive income (loss)	$17,245	$(69,427)	$19,421	$(152,966)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	U.S. GAAP
	For The Six Months Ended
	June 30,	June 30,
	2004	2005
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)	$17,172	$(151,619)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Equity in (income) loss of SMP	(21,912)	8,256
Dividend income from SMP	—	6,300
Depreciation and amortization	216,827	239,356
Foreign exchange loss, net	179	354
Gain on disposal of property, plant and equipment	(1,126)	(91)
Others, net	1,819	5,309
Changes in operating working capital:
Receivables	(23,631)	14,321
Inventories	(22,736)	(44,393)
Other current assets	(3,596)	(2,528)
Payables and other current liabilities	(10,361)	63,891

Net cash provided by operating activities	152,635	139,156

CASH FLOWS FROM INVESTING ACTIVITIES
Payments for property, plant and equipment	(392,655)	(347,950)
Payments for technology licenses	(29,223)	(3,088)
Payments for deposits	(35,000)	—
Proceeds from sale of property, plant, equipment	23,723	127
Receipts related to refund of deposits and other assets	15,000	30,612
Others	—	(1,562)

Net cash used in investing activities	(418,155)	(321,861)

CASH FLOWS FROM FINANCING ACTIVITIES
Debt
Borrowings	115,000	472,124
Repayments	(111,839)	(343,134)
Receipts of customer deposits	450	120,000
Refund of customer deposits	—	(1,634)
Issuance of ordinary shares	1,835	1,162

Net cash provided by financing activities	5,446	248,518

Net increase (decrease) in cash and cash equivalents	(260,074)	65,813
Effect of exchange rate changes on cash and cash equivalents	(179)	(352)
Cash and cash equivalents at the beginning of the period	905,472	539,399

Cash and cash equivalents at the end of the period	$645,219	$604,860

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2005

1.	Business and Organization

The Company is one of the world’s top dedicated semiconductor foundries providing wafer fabrication services and technologies. The Company operates in Singapore and has service operations in eight countries in North America, Europe and Asia, including Singapore. Its principal markets are the United States of America, Taiwan, Europe and Japan.

The Company was incorporated in Singapore in 1987. As of June 30, 2005, Singapore Technologies Semiconductors Pte Ltd, a wholly owned subsidiary of Temasek Holdings (Private) Limited (“Temasek”), directly held approximately 60.1% of the Company. Temasek is a holding company through which corporate investments of the Government of Singapore are held.

Chartered Silicon Partners Pte Ltd (“CSP”) was formed in March 1997. The Company, EDB Investments Pte Ltd, Agilent Technologies Europe B.V. and Singapex Investments Pte Ltd own a 51.0%, 26.5%, 15.0% and 7.5% equity interest in CSP, respectively. The Company accounts for CSP as a consolidated subsidiary.

Silicon Manufacturing Partners Pte Ltd (“SMP”) was formed in January 1998. Agere Systems Singapore Pte Ltd (“Agere”) and the Company own a 51.0% and 49.0% equity interest in SMP, respectively. The Company accounts for SMP using the equity method.

2.	Basis of Presentation

The interim unaudited condensed consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”) and, in the opinion of management, reflect all interim adjustments of a normal recurring nature which are necessary for a fair presentation of the consolidated financial position and results of operations of the Company and its majority owned and controlled affiliates. All significant inter-company balances and transactions have been eliminated in consolidation. The results reported in these unaudited condensed consolidated financial statements should not be regarded as necessarily indicative of results that may be expected for the entire year. These financial statements should be read in conjunction with the audited consolidated financial statements included in the Company’s Annual Report on Form 20-F for the year ended December 31, 2004.

Where losses applicable to the minority interest in a subsidiary exceed the minority interest in the equity capital of the subsidiary, such excess and any further losses applicable to the minority interest have been charged to the Company’s consolidated statements of operations, unless the minority interest has a binding obligation, and is able, to make good the losses. When the subsidiary subsequently reports profits, the profits applicable to the minority interest are taken to the consolidated statements of operations until the minority interest’s share of losses previously taken to the consolidated statements of operations is fully recovered.

Due to cumulative losses, the minority interest equity in CSP was reduced to zero in the first quarter of 2003. Therefore none of CSP’s losses from that point forward have been charged to the minority interest in our consolidated statements of operations. The effect of this on our results of operations was additional losses as follows:

	Three months ended		Six months ended
	June 30,		June 30,
	2004	2005	2004	2005
	(In thousands)
Additional losses	$8,444	$22,858	$21,000	$40,029

3.	Use of Estimates

The preparation of the condensed consolidated financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported revenues and expenses during the reporting period. Significant items subject to judgments and such estimates include depreciation and amortization of long-lived assets, the recoverability of the carrying value of long-lived assets, the realizability of deferred income tax assets, accounts receivable and inventories, the recognition and measurement of revenue and sales return allowance, and the fair value of stock-based employee compensation awards. Actual results could differ from these estimates.

4.	Net Earnings (Loss) per Share

Basic net earnings (loss) per share is computed using the weighted-average number of common shares outstanding. Diluted net earnings (loss) per share is computed using the weighted average number of common shares outstanding and dilutive potential common shares from the assumed exercise of options outstanding during the period, if any, using the treasury stock method plus other potentially dilutive securities outstanding, such as convertible notes.

The Company excluded potentially dilutive securities for each period presented from its diluted net earnings (loss) per share computation because either the exercise price of the securities exceeded the average fair value of the Company’s common stock or the Company had net losses, and therefore these securities were anti-dilutive. A summary of the excluded potentially dilutive securities is as follows:

	Three months ended		Six months ended
	June 30,		June 30,
	2004	2005	2004	2005
	(Number of shares in thousands)
Convertible debt and call options	214,792	429,584	214,792	429,584
Stock options	85,647	106,586	85,447	106,586

5.	Stock-based Compensation

The Company measures stock-based employee compensation cost for financial statement purposes in accordance with the intrinsic method of Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB 25”) and related interpretations. Employee compensation cost is measured as the excess of fair market value of the stock subject to the option at the grant date over the exercise price of the option.

Compensation cost for stock options granted to non-employees, primarily employees of SMP, is measured in accordance with the fair-value method as the fair market value of the stock options based upon an option-pricing model. This cost is recognized over the period in which the options vest in accordance with SFAS No. 123, “Accounting for Stock-Based Compensation”, as amended by SFAS No. 148, “Accounting for Stock-Based Compensation — Transition and Disclosure”.

Had the Company determined employee compensation cost based on the fair value at the grant date for its share options under SFAS No. 123, as amended by SFAS No. 148, the Company’s net income (loss) would have changed to the pro forma amounts indicated below:

	Three months ended		Six months ended
	June 30,		June 30,
	2004	2005	2004	2005
		(In thousands, except per share data)
Stock-based compensation cost
As reported (intrinsic method)	$(1)	$(1)	$(2)	$(1)
Pro forma (fair value method)	$(3,327)	$(191)	$(7,899)	$(3,348)

Net income (loss)
As reported	$15,287	$(67,101)	$17,172	$(151,619)
Pro forma	$11,961	$(67,291)	$9,275	$(154,966)

Basic and diluted net earnings (loss) per share
As reported	$0.01	$(0.03)	$0.01	$(0.06)
Pro forma	$0.00	$(0.03)	$0.00	$(0.06)

Basic and diluted net earnings (loss) per ADS
As reported	$0.06	$(0.27)	$0.07	$(0.60)
Pro forma	$0.05	$(0.27)	$0.04	$(0.62)

6.	Inventories

	As of
	December 31,	June 30,
	2004	2005
	(In thousands)
Raw materials	$5,414	$3,343
Work in progress	60,293	106,997
Consumable supplies and spares	6,452	6,212

	$72,159	$116,552

7.	Long-term Debt

	As of
	December 31,	June 30,
	2004	2005
	(In thousands)
Singapore dollar loans at fixed rates (1)	$73,650	$—
U.S. dollar loans at floating rates:
Syndicated Loan (2)	589,066	317,867
Loan Facility (3)	—	300,000
Exim Loan (3)	—	122,124
Bank of America Term Loan (3)	—	50,000
2.5% senior convertible notes issued in April 2001	575,000	575,000
Other (4)	(1,986)	(4,029)

	1,235,730	1,360,962
Less current installments	(352,985)	(741,571)

Long-term debt, excluding current installments	$882,745	$619,391

	Weighted Average
	Interest Rates
	As of
	December 31,	June 30,
	2004	2005
Singapore dollar loans at fixed rates	5.9129%	—
U.S. dollar loans at floating rates	3.2375%	4.3200%
2.5% senior convertible notes issued in April 2001	5.1440%	6.5081%

(1)	The Singapore dollar fixed rate loans from the Singapore Economic Development Board consisted of $58.5 million maturing in 2005 and $15.2 million maturing in 2006. The Company repaid these loans early in full in March 2005.

(2)	CSP’s U.S. dollar syndicated floating rate loan arranged by ABN Amro Bank N.V., Singapore branch, Citibank, N.A., Singapore, Overseas Union Bank Limited, The Sumitomo Bank, Limited, Danske Bank A/S, Industrial and Commercial Bank of China, Singapore branch and Commerzbank Aktiengesellschaft, Singapore branch matures in September 2006. This facility is for an amount of $820.0 million which was fully drawn down, of which $589.1 million and $317.9 million were outstanding as of December 31, 2004 and June 30, 2005, respectively. The Company partially repaid $123.9 million early in May 2005. The loan bears interest at 0.60% to 0.85% above the London Interbank Offering Rate (“LIBOR”) rates for U.S. dollars deposits quoted by specified banks to the lender (depending on certain criteria relating to wafer starts and debt/equity ratio). Interest is payable semi-annually and principal is payable in six semi-annual installments which commenced in March 2004. Borrowings under this facility are secured by a floating charge over a project bank account and a fixed charge over a debt service reserve account, both of which were established pursuant to this loan.

(3)	These loan facilities were obtained by the Company in December 2004 to support phase 1 of our build-out of production capacity in Fab 7 to 15,000 300-mm wafers per month. These facilities include a $653.0 million term loan facility from J.P. Morgan, guaranteed by the Export-Import Bank of the United States (“Exim Loan”), a $300.0 million term loan facility from Sumitomo Mitsui Banking Corporation, Oversea-Chinese Banking Corporation, ABN AMRO Bank, United Overseas Bank, and Deutsche Bank (“Loan Facility”), a $50.0 million term loan facility from Bank of America (“Bank of America Term Loan”) and a $150.0 million revolving credit facility from Sumitomo Mitsui Banking Corporation.

As of June 30, 2005, $300.0 million from the Loan Facility has been fully drawn down. The Exim Loan, of which $122.1 million was drawn down as of June 30, 2005, is divided into two tranches and has an availability period of between two to four years. It may only be used to finance the purchase of Fab 7 equipment from U.S. vendors and is drawn down in accordance with the equipment purchases per the ramp schedule. Each tranche will be repaid over a period of five years. The $50.0 million Bank of America Term Loan has been fully drawn down as of June 30, 2005.

For the Loan Facility, the Exim Loan and the Bank of America Term Loan, interest is payable semi-annually and principal is payable in various semi-annual installments commencing no later than third quarter 2007, or earlier depending on certain criteria relating to wafers produced and shipped, except for a loan whereby the principal is payable in full at maturity in fourth quarter 2007. The funding cost of the Exim Loan, excluding arrangement and related fees, is approximately LIBOR plus 0.50%. The blended interest cost for the other loan facilities, excluding any one time arrangement and related fees, is approximately LIBOR plus 1.50%.

(4)	Other long-term debt includes the cumulative fair value change of the 2.5% senior convertible notes issued in April 2001 (“convertible notes”) due to changes in interest rates since the date we entered into interest rate swap contracts related to this debt. These contracts were entered into in December 2001 and August 2003 in the amounts of $200.0 million and $375.0 million, respectively. The Company designates these derivative instrument contracts as fair value hedges and carries them at fair value.

The Company has total unutilized banking facilities of $742.1 million for term loans, short-term advances and bankers’ guarantees as of June 30, 2005.

8. Contingencies

The Company may from time to time be a party to claims that arise in the normal course of business. These claims include allegations of infringement of intellectual property rights of others as well as other claims of liability. In addition, the Company, on a case-by-case basis, includes intellectual property indemnification provisions in the terms of sale and technology licenses with third parties. The Company is also subject to various taxes in the different jurisdictions in which it operates. These include taxes on income, property, goods and services, and other taxes. The Company submits tax returns and claims with the respective government taxing authorities, which are subject to agreement by those taxing authorities. The Company accrues costs associated with these matters when they become probable and reasonably estimable. The Company does not believe that it is probable that losses associated with these matters beyond those already recognized will be incurred in amounts that would be material to its financial position or consolidated statements of operations.

9. Recently Issued Accounting Standards

In June 2005, the Financial Accounting Standards Board (“FASB”) issued FASB Statement No. 154, Accounting Changes and Error Corrections (“FAS 154”), which will require entities that voluntarily make a change in accounting principle to apply that change retrospectively to prior periods’ financial statements, unless this would be impracticable. FAS 154 supersedes Accounting Principles Board Opinion No. 20, Accounting Changes (“APB 20”) and FASB Statement No. 3, Reporting Accounting Changes in Interim Financial Statements, which previously required that most voluntary changes in accounting principle be recognized by including in the current period’s net income the cumulative effect of changing to the new accounting principle. FAS 154 also makes a distinction between “retrospective application” of an accounting principle and the “restatement” of financial statements to reflect the correction of an error. FAS 154 is effective for accounting changes and error corrections that are made in fiscal years beginning after December 15, 2005. The Company does not expect the initial adoption of FAS 154 to have any material impact on the Company’s financial condition or consolidated statements of operations.

In May 2005, the FASB issued a FASB Staff Position (“FSP”) to clarify the guidance that the Emerging Issues Task Force (“EITF”) specifies in EITF Issue 00-19 (“EITF 00-19”), Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock. The FSP clarifies that a requirement to deliver registered shares will not, in and of itself, result in liability classification for freestanding financial instruments that were originally issued as employee compensation (for example, an employee stock option). The FSP indicates that this clarification is consistent with the FASB’s intent in issuing FASB Statement No. 123 (revised 2004), Share Based Payment (“FAS 123(R)”). The FSP goes into effect the same day that a company implements FAS 123(R).

In December 2004, the FASB published FAS 123(R), Share-Based Payments. FAS 123(R) requires that the compensation cost relating to share-based payment transactions be recognized in financial statements. That cost will be measured based on the fair value of the equity or liability instruments issued. FAS 123(R) replaces FASB Statement No. 123, “Accounting for Stock-Based Compensation”, and supersedes APB Opinion No. 25, “Accounting for Stock Issued to Employees”. In March 2005, the Securities and Exchange Commission (“SEC”) issued Staff Accounting Bulletin No. 107 (“SAB 107”), on the interaction between FAS 123(R) and certain SEC rules and regulations, and on SEC Staff’s views regarding the valuation of share-based payment arrangements for public companies. In April 2005, the SEC approved a new rule that permits companies to defer the effective date of FAS 123(R). The Company has elected to adopt FAS 123(R) on January 1, 2006.

The Company currently determines the fair value of stock-based compensation using a Black-Scholes option-pricing model. In connection with evaluating the impact of adopting FAS 123(R), the Company is also considering the potential implementation of different valuation models to determine the fair value of stock-based compensation, although no decision has yet been made. The Company has begun, but has not yet quantified the impact of adopting FAS 123(R). However, the Company believes the adoption of FAS 123(R) may have a material impact on its financial condition and consolidated statements of operations, regardless of the valuation technique used, and that the pro forma amounts disclosed in Note 5 are not necessarily indicative of the impact FAS 123(R) will have on the Company’s consolidated statements of operations.

In November 2004, the FASB issued FASB Statement No. 151 (“FAS 151”), “Inventory Costs”, an amendment of Accounting Research Bulletin No. 43, Chapter 4. The amendments made by FAS 151 clarified that abnormal amounts of idle facility expense, freight, handling costs, and wasted materials (spoilage) should be recognized as current-period charges and required the allocation of fixed production overheads to inventory based on the normal capacity of the production facilities. The guidance is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The Company does not expect the initial adoption of FAS 151 to have any material impact on the Company’s financial condition or consolidated statements of operations.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

RESULTS OF OPERATIONS

The following table sets forth certain operating data as a percentage of net revenue for the periods indicated:

	Three months ended		Six months ended
	June 30,		June 30,
	2004	2005	2004	2005
Net revenue	100.0%	100.0%	100.0%	100.0%
Cost of revenue	76.6	99.8	78.4	102.5

Gross profit (loss)	23.4	0.2	21.6	(2.5)

Operating expenses:
Research and development	12.6	14.3	12.8	14.7
Fab start-up costs	3.2	4.0	2.4	6.0
Sales and marketing	3.9	5.2	3.9	5.5
General and administrative	4.1	5.5	3.5	5.3
Other operating expenses	1.0	2.0	1.1	1.0

Total operating expenses	24.8	31.0	23.7	32.5

Operating loss	(1.4)	(30.8)	(2.1)	(35.0)
Equity in income (loss) of SMP	4.1	0.4	4.5	(2.2)
Other income	6.7	1.5	5.1	1.5
Interest expense, net	(2.3)	(4.4)	(2.9)	(3.0)
Foreign exchange gain, net	0.1	0.3	0.1	0.1

Income (loss) before income taxes	7.2	(33.0)	4.7	(38.6)
Income tax expense	(1.2)	(1.6)	(1.2)	(1.8)

Net income (loss)	6.0%	(34.6)%	3.5%	(40.4)%

The following table sets forth a breakdown of revenue by market sector for the periods indicated:

	Three months ended		Six months ended
	June 30,		June 30,
	2004	2005	2004	2005
Communications	55%	43%	54%	40%
Computer	26	32	27	31
Consumer	15	18	16	23
Other	4	7	3	6

Total	100%	100%	100%	100%

The following table sets forth a breakdown of revenue by geographical region for the periods indicated:

	Three months ended		Six months ended
	June 30,		June 30,
	2004	2005	2004	2005
Americas	68%	67%	68%	71%
Asia-Pacific	20	17	20	16
Europe	9	11	9	10
Japan	3	5	3	3

Total	100%	100%	100%	100%

The following table sets forth a breakdown of revenue by technology (micron) for the periods indicated:

	Three months ended		Six months ended
	June 30,		June 30,
	2004	2005	2004	2005
0.13 and below	18%	26%	17%	30%
Up to 0.18	18	14	18	15
Up to 0.25	21	12	20	12
Up to 0.35	30	29	28	26
Above 0.35	13	15	17	13
Other	—	4	—	4

Total	100%	100%	100%	100%

THREE MONTHS ENDED JUNE 30, 2004 AND JUNE 30, 2005

Net revenue

We derive revenue primarily from fabricating semiconductor wafers, and to a lesser extent, under some arrangements with our customers, from providing associated subcontracted assembly and test services and pre-fabrication services such as masks generation and engineering services. Net revenue decreased 24.2% from $255.8 million in second quarter 2004 to $194.0 million in second quarter 2005. Our stronger revenue in second quarter 2004 came during a global recovery in the semiconductor industry, which continued through the first half of 2004. However we experienced market weakness from the second half of June 2004 due to excess inventories in the semiconductor companies and softening in certain end markets. This weakness continued into the first half of 2005 as the industry continued to work through the excess inventories. Our net revenue in second quarter 2005 was lower across all geographical regions compared to the corresponding period in 2004, although shipments increased 15.9% sequentially from first quarter 2005 to second quarter 2005.

Our customers continued to make increased use of our advanced technologies and our 0.13um and below revenue increased by 9% between second quarter 2004 and second quarter 2005, and represented 18% of our total revenue in second quarter 2004 as compared to 27% of our total revenue in second quarter 2005. Fab 7 started commercial shipment in June 2005, instead of July as we had anticipated earlier. Shipments decreased 16.5% from 244,000 wafers (eight-inch equivalent) in second quarter 2004 to 203,800 wafers (eight-inch equivalent) in second quarter 2005. Average selling prices or ASP decreased by 12.9% from $1,048 per wafer (eight-inch equivalent) to $913 per wafer (eight-inch equivalent) over the same period, primarily due to pricing pressures and customer mix.

In second quarter 2004, the communications sector, which represented 55% of our total revenue, was our highest revenue contributor, followed by the computer sector at 26% of our total revenue. Primarily due to a significant decrease in demand from the mobile phone handsets market, communications sector revenue decreased by 41% between second quarter 2004 and second quarter 2005. Concurrently, computer sector revenue also decreased, but to a lesser extent, over the same period. The decrease of 7% between second quarter 2004 and second quarter 2005 was mainly due to a decrease in demand from the optical storage devices market caused by excess inventory in this market, partially offset by an increase in demand from the PC peripherals market. Revenues from the consumer sector were essentially flat between the two periods. As a result, communications, computer and consumer sector revenue represented 43%, 32% and 18%, respectively, of our total revenue in second quarter 2005.

Cost of revenue and gross profit (loss)

Cost of revenue includes depreciation expense, attributed overheads, cost of labor and materials, masks generation costs, subcontracted expenses for assembly and test services, as well as amortization of certain technology licenses. Cost of revenue decreased by only 1.2% from $195.8 million in second quarter 2004 to $193.6 million in second quarter 2005 despite a 16.5% decrease in shipments, as a large proportion of our cost of revenue is fixed in nature. Depreciation continued to be a significant portion of our cost of revenue, comprising 49.6% and 51.0% of our cost of revenue in second quarter 2004 and second quarter 2005, respectively.

The unit cost of a wafer generally decreases as fixed overhead charges, such as depreciation expense on the facility and semiconductor manufacturing equipment, are allocated over a larger number of wafers produced. Conversely, the unit cost of a wafer generally increases when a smaller number of wafers are produced. Cost per wafer shipped increased by 13.8% from $803 (eight-inch equivalent) in second quarter 2004 to $913 (eight-inch equivalent) in second quarter 2005 due to lower volumes.

For second quarter 2004, we sold some of our inventories that we had previously written down for amounts at or near the net realizable value we had estimated, resulting in no significant additional impact to our gross margins. For second quarter 2005, we sold some of our inventories that we had previously written down at amounts that resulted in gross margin of $0.5 million. In second quarter 2004, we recorded a gross profit of 23.4% of net revenue. Primarily due to lower revenue, we recorded a gross profit of 0.2% of net revenue in second quarter 2005.

Research and development expenses

Research and development (“R&D”) expenses consist primarily of our share of expenses related to the International Business Machines Corporation (“IBM”) joint-development agreement for 90nm and 65nm technologies (“Chartered-IBM joint development”), salaries and benefits for R&D personnel and depreciation of R&D equipment. R&D expenses decreased by 14.2%, from $32.3 million in second quarter 2004 to $27.7 million in second quarter 2005, primarily due to a reduction in R&D activities related to 0.13um technologies. Our investment in R&D allows us to continue developing new and advanced processes for three separate generations of technologies, from 90nm, 65nm and 45nm technology node. The R&D programs are structured to ensure that our baseline manufacturing processes accommodate new technology modules that are the heart of highly differentiated system-level applications.

Fab start-up costs

Fab start-up costs, all related to Fab 7, decreased by 2.6% from $8.1 million in second quarter 2004 to $7.9 million in second quarter 2005. The ramp up activity level has increased in support of the Company’s efforts to begin commercial shipments, however fab start-up costs were lower in second quarter 2005 compared to first quarter 2005 as Fab 7 started commercial production during second quarter 2005.

Sales and marketing expenses

Sales and marketing expenses consist primarily of expenses associated with overseas offices, payroll related costs for sales and marketing personnel, costs related to customer prototyping activities and electronic design automation (“EDA”) related expenses. Sales and marketing expenses remained essentially flat between second quarter 2004 and second quarter 2005.

General and administrative expenses

General and administrative (“G&A”) expenses consist primarily of salaries and benefits for administrative personnel, consultancy, legal and professional fees and depreciation of non-production equipment. G&A expenses remained essentially flat between second quarter 2004 and second quarter 2005.

Other operating expenses

Other operating expenses were $2.4 million in second quarter 2004, related to an impairment charge of $1.7 million resulting from the migration to an enhanced manufacturing system and $0.7 million of Fab 1 restructuring costs. Fab 1 ceased operations at the end of March 2004. Other operating expenses were $3.9 million in second quarter 2005, related to a fixed asset impairment charge on assets held for sale.

Equity in income of SMP

Equity in income of SMP was $10.4 million in second quarter 2004 compared to $0.8 million in second quarter 2005, primarily due to significantly lower revenues. As with the results of our individual majority-owned fabs, the equity in income or loss of SMP can have a material effect on our results of operations. In second quarter 2004, the equity in income of SMP was $10.4 million compared to our net income of $15.3 million. The equity in income of SMP was $0.8 million in second quarter 2005 compared to our net loss of $67.1 million.

We have provided, for the three months ended June 30, 2004 and 2005, the following information on our total business base revenue, which includes our share of SMP revenue. Chartered’s share of SMP revenue and net revenue, including Chartered’s share of SMP presented in the following table, are derived on the basis of methodologies other than in accordance with U.S. GAAP. We have included this information because SMP can have a material effect on our consolidated statements of operations and we believe that it is useful to provide information on our share of SMP revenue in proportion to our total business base revenue. However, SMP is a minority-owned joint venture company that is not consolidated under U.S. GAAP. We account for our 49.0% investment in SMP using the equity method. Under the strategic alliance agreement with Agere, the parties do not share SMP’s net results in the same ratio as the equity holding. Instead, each party is entitled to the gross profits from sales to the customers that it directs to SMP, after deducting its share of the overhead costs of SMP. Accordingly, we account for our share of SMP’s net results based on the gross profits from sales to the customers that we direct to SMP, after deducting our share of the overhead costs.

The following table provides a reconciliation showing comparable data based on net revenue determined in accordance with U.S. GAAP, which do not include our share of SMP:

	Three months ended
	June 30,
	2004	2005
	(In millions)
Net revenue (U.S. GAAP)	$255.8	$194.0
Chartered’s share of SMP revenue	$52.3	$25.9
Net revenue including Chartered’s share of SMP	$308.1	$219.9

Additionally, the following table provides information that indicates the effect of SMP’s operations on some of our non-U.S. GAAP operating performance indicators:

	Three months ended
	June 30,
	2004		2005
	Excluding	Including	Excluding	Including
	Chartered’s	Chartered’s	Chartered’s	Chartered’s
	share	share	share	share
	of SMP	of SMP	of SMP	of SMP
Shipments (in thousands) *	244.0	279.2	203.8	224.5
ASP per wafer *	$1,048	$1,103	$913	$944

* Eight-inch equivalent wafers

Other income

Other income decreased by 82.7% from $17.0 million in second quarter 2004 to $3.0 million in second quarter 2005. The higher income for second quarter 2004 was primarily due to the recognition of $16.1 million arising from the closure of a pending grant claim associated with a previously terminated joint technology development agreement.

Interest expense, net

Net interest expense increased by 42.2% from $6.0 million in second quarter 2004 to $8.6 million in second quarter 2005, primarily due to higher interest expense resulting from higher average outstanding loan balances and higher interest rates, partially offset by higher interest capitalization associated with capital expenditures related to Fab 7, and to a lesser extent, an increase in interest income.

Income tax expense

We currently pay tax on (1) interest income, (2) rental income and (3) sales of wafers using technologies that do not benefit from preferential tax treatment and (4) other income not specifically exempted from income tax. Each of our existing fabs has been exempted from income tax on profits from the sale of manufactured goods for ten years following the date specified production milestones are achieved. Income tax expense remained essentially flat between second quarter 2004 and second quarter 2005.

SIX MONTHS ENDED JUNE 30, 2004 AND JUNE 30, 2005

Net revenue

Net revenue decreased 22.5% from $484.2 million for the six months ended June 30, 2004 to $375.4 million for the six months ended June 30, 2005. Our stronger revenue in the six months ended June 30, 2004 came during a global recovery in the semiconductor industry, which continued through the first half of 2004. However we experienced market weakness from the second half of June 2004 due to excess inventories in the semiconductor companies and softening in certain end markets. This weakness continued into the first half of 2005 as the industry continued to work through the excess inventories. Our net revenue for the six months ended June 30, 2005 was lower across all geographical regions compared to the corresponding period in 2004, although shipments increased 15.9% sequentially from first quarter 2005 to second quarter 2005.

Our customers continued to make increased use of our advanced technologies and our 0.13um and below revenue increased by 38% between the six months ended June 30, 2004 and the six months ended June 30, 2005. Revenues from these more advanced technologies represented 17% of our total revenue for the six months ended June 30, 2004 as compared to 30% of our total revenue for the six months ended June 30, 2005. There was a decrease in our 0.13um and below revenues in second quarter 2005 as compared to first quarter 2005 due to a specific product from a customer in the consumer sector reaching its end-of-life cycle. Fab 7 started commercial shipment in June 2005, instead of July as we had anticipated earlier. Shipments decreased 20.4% from 476,800 wafers (eight-inch equivalent) for the six months ended June 30, 2004 to 379,500 wafers (eight-inch equivalent) for the six months ended June 30, 2005. ASP decreased by 6.3% from $1,016 per wafer (eight-inch equivalent) to $951 per wafer (eight-inch equivalent) over the same period, primarily due to pricing pressures and customer mix.

For the six months ended June 30, 2004, the communications sector, which represented 54% of our total revenue, was our highest revenue contributor, followed by the computer sector at 27% of our total revenue. Primarily due to a significant decrease in demand from the mobile phone handsets market, communications sector revenue decreased by 43% when comparing the six months ended June 30, 2004 and the six months ended June 30, 2005. Concurrently, computer sector revenue decreased by 11% over the same period mainly due to a decrease in demand from the optical storage devices market caused by excess inventory in this market, partially offset by an increase in demand from the PC peripherals market. Revenues from the consumer sector, which represented 16% of our total revenue for the six months ended June 30, 2004, increased by 11% to account for 23% of our total revenue for the six months ended June 30, 2005. This increase is primarily due to a significant increase in demand from the MP3/CD/MD audio player/recorders and the video game devices markets, partially offset by a decrease in demand from the DVD player/recorders market. As a result, communications, computer and consumer sector revenue represented 40%, 31% and 23%, respectively, of our total revenue for the six months ended June 30, 2005.

Cost of revenue and gross profit (loss)

Cost of revenue increased by 1.3% from $379.7 million for the six months ended June 30, 2004 to $384.7 million for the six months ended June 30, 2005 despite a 20.4% decrease in shipments, as a large proportion of our cost of revenue is fixed in nature. Depreciation continued to be a significant portion of our cost of revenue, comprising 50.9% and 51.3% of the cost of revenue for the six months ended June 30, 2004 and June 30, 2005, respectively.

The unit cost of a wafer generally decreases as fixed overhead charges, such as depreciation expense on the facility and semiconductor manufacturing equipment, are allocated over a larger number of wafers produced. Conversely, the unit cost of a wafer generally increases when a smaller number of wafers are produced. Cost per wafer shipped increased by 22.9% from $796 (eight-inch equivalent) for the six months ended June 30, 2004 to $979 (eight-inch equivalent) for the six months ended June 30, 2005 due to lower volumes.

For the six months ended June 30, 2004, we sold some of our inventories that we had previously written down for amounts at or near the net realizable value we had estimated, resulting in no significant additional impact to our gross margins. For the six months ended June 30, 2005, we sold some of our inventories that we had previously written down at amounts that resulted in gross margin of $1.1 million. For the six months ended June 30, 2004, we recorded a gross profit of 21.6% of net revenue. Primarily due to lower revenue, we recorded a gross loss of 2.5% of net revenue for the six months ended June 30, 2005.

Research and development expenses

R&D expenses decreased by 11.5%, from $62.1 million for the six months ended June 30, 2004 to $55.0 million for the six months ended June 30, 2005 primarily due to a reduction in R&D activities related to 0.13um technologies. Our investment in R&D allows us to continue developing new and advanced processes down to the 45nm technology node. The R&D programs are structured to ensure that our baseline manufacturing processes accommodate new technology modules that are the heart of highly differentiated system-level applications.

In the six months ended June 30, 2005, we announced the expansion of our relationship with IBM by formally extending our joint development efforts to include 45nm bulk CMOS process technology. The Chartered-IBM joint development now spans three separate generations of technologies from 90nm, 65nm and 45nm. We also announced the availability of comprehensive 65nm design manual and Simulation Program with Integrated Circuit Emphasis (“SPICE”) models based on the 65nm process platform jointly developed with IBM, Infineon and Samsung.

Fab start-up costs

Fab start-up costs, all related to Fab 7, increased by 93.9% from $11.7 million for the six months ended June 30, 2004 to $22.7 million for the six months ended June 30, 2005. The ramp up activity level has increased in support of the commercial production which started during second quarter 2005.

With a focus on further defect density improvements and achieving faster yield ramp, we are working with manufacturing process control experts at AMD to integrate portions of AMD’s fab automation technologies and deploy portions of its industry-leading manufacturing methodologies at Fab 7. Unique in the industry, these technologies, methodologies and skill sets are known collectively as AMD Automated Precision Manufacturing (“APM”). Additionally, we have implemented PDF Solutions’ Characterization Vehicle Infrastructure to improve the robustness of our leading edge processes in Fab 7.

Sales and marketing expenses

Sales and marketing expenses increased by 9.1% from $18.9 million for the six months ended June 30, 2004 to $20.6 million for the six months ended June 30, 2005. The increase was primarily due to higher financial support for customer prototyping activities.

General and administrative expenses

G&A expenses increased by 19.0% from $16.7 million for the six months ended June 30, 2004 to $19.9 million for the six months ended June 30, 2005. This was primarily due to a gain of $3.0 million associated with the resolution of contingencies related to a technology license agreement for the six months ended June 30, 2004.

Other operating expenses

Other operating expenses of $5.5 million for the six months ended June 30, 2004 relate to an impairment charge of $1.7 million resulting from the migration to an enhanced manufacturing system and Fab 1 restructuring charges of $3.8 million. Other operating expenses of $3.9 million for the six months ended June 30, 2005 relate to a fixed asset impairment charge on assets held for sale. Fab 1 ceased operations at the end of March 2004.

Equity in income (loss) of SMP

Equity in income (loss) of SMP was an income of $21.9 million for the six months ended June 30, 2004 compared to a loss of $8.3 million for the six months ended June 30, 2005, primarily due to significantly lower revenues. As with the results of our individual majority-owned fabs, the equity in income or loss of SMP can have a material effect on our results of operations. For the six months ended June 30, 2004, the equity in income of SMP was $21.9 million compared to our net income of $17.2 million. The equity in loss of SMP was $8.3 million for the six months ended June 30, 2005 compared to our net loss of $151.6 million.

We have provided, for the six months ended June 30, 2004 and 2005, the following information on our total business base revenue, which includes our share of SMP revenue. Chartered’s share of SMP revenue and net revenue, including Chartered’s share of SMP presented in the following table, are derived on the basis of methodologies other than in accordance with U.S. GAAP. We have included this information because SMP can have a material effect on our consolidated statements of operations and we believe that it is useful to provide information on our share of SMP revenue in proportion to our total business base revenue. However, SMP is a minority-owned joint venture company that is not consolidated under U.S. GAAP. We account for our 49.0% investment in SMP using the equity method. Under the strategic alliance agreement with Agere, the parties do not share SMP’s net results in the same ratio as the equity holding. Instead, each party is entitled to the gross profits from sales to the customers that it directs to SMP, after deducting its share of the overhead costs of SMP. Accordingly, we account for our share of SMP’s net results based on the gross profits from sales to the customers that we direct to SMP, after deducting our share of the overhead costs.

The following table provides a reconciliation showing comparable data based on net revenue determined in accordance with U.S. GAAP, which do not include our share of SMP:

	Six months ended
	June 30,
	2004	2005
	(In millions)
Net revenue (U.S. GAAP)	$484.2	$375.4
Chartered’s share of SMP revenue	$107.6	$40.6
Net revenue including Chartered’s share of SMP	$591.8	$416.0

Additionally, the following table provides information that indicates the effect of SMP’s operations on some of our non-U.S. GAAP operating performance indicators:

	Six months ended June 30,
	2004		2005
	Excluding	Including	Excluding	Including
	Chartered’s	Chartered’s	Chartered’s	Chartered’s
	share	share	share	share
	of SMP	of SMP	of SMP	of SMP
Shipments (in thousands) *	476.8	547.6	379.5	410.7
ASP per wafer *	$1,016	$1,081	$951	$978

* Eight-inch equivalent wafers

Other income

Other income decreased by 77.9% from $24.7 million for the six months ended June 30, 2004 to $5.5 million for the six months ended June 30, 2005. The higher income for the six months ended June 30, 2004 was primarily due to the recognition of $16.1 million arising from the closure of a pending grant claim associated with a previously terminated joint technology development agreement and the recognition of a gain of $2.8 million related to an intellectual property licensing agreement. Excluding these gains, other income remained essentially flat between the six months ended June 30, 2004 and the six months ended June 30, 2005.

Interest expense, net

Net interest expense decreased by 19.7% from $13.7 million for the six months ended June 30, 2004 to $11.0 million for the six months ended June 30, 2005, primarily due to higher interest capitalization associated with capital expenditures related to Fab 7 and Fab 6, and to a lesser extent, an increase in interest income, partially offset by higher interest expense resulting from higher average outstanding loan balances and higher interest rates.

Income tax expense

We currently pay tax on (1) interest income, (2) rental income and (3) sales of wafers using technologies that do not benefit from preferential tax treatment and (4) other income not specifically exempted from income tax. Each of our existing fabs has been exempted from income tax on profits from the sale of manufactured goods for ten years following the date specified production milestones are achieved. Income taxes increased from $5.6 million for the six months ended June 30, 2004 to $6.6 million for the six months ended June 30, 2005, primarily due to higher taxable interest income.

LIQUIDITY AND CAPITAL RESOURCES

Current and expected liquidity

As of June 30, 2005, our principal sources of liquidity included $604.9 million in cash and cash equivalents and $742.1 million of unutilized banking facilities consisting of term loans, short-term advances and bankers’ guarantees.

Working capital, which is calculated as the excess of current assets over current liabilities was positive $177.7 million as of December 31, 2004. Our working capital deteriorated to negative $326.3 million as of June 30, 2005. This was due to the reclassification of the principal amount of our outstanding convertible notes of $575.0 million from long-term debt to current installments of long-term debt and the reclassification of the accretion to maturity on the convertible notes of $70.4 million from other non-current liabilities to other current liabilities because this debt is due on April 2, 2006. Excluding this reclassification, working capital as of June 30, 2005 was positive $319.1 million.

In July 2005, we announced our plans to finance the redemption or repurchase of our convertible notes due April 2006 with an offering of approximately $450 million of senior notes. Concurrently, we have agreed to issue and sell in an offering outside the United States in reliance on Regulation S under the Securities Act, 25,000 units at an issue price of $10,000 per unit, each consisting of one convertible redeemable preference share, or preference share, and one 6.00% amortizing bond due 2010 with an original principal amount of $1,556.76, which is scheduled to close in mid-August 2005. The senior notes offering is not conditional on the concurrent issuance and sale of the units, which requires the approval of our ordinary shareholders at a meeting that will not occur until after the closing of the senior notes offering.

Assuming we do not obtain any additional financing in 2005, other than drawing down of the existing facilities mentioned above, our target for the cash and cash equivalents balance as of December 31, 2005 remains at approximately $500 million based on our existing cash and cash equivalents of approximately $605 million and planned draw downs of approximately $352 million of our existing credit facilities, and expected cash outflows for capital expenditures of approximately $402 million and debt repayments of approximately $173 million for the second half of 2005. We expect that depreciation and amortization will be approximately $280 million for the second half of 2005. We generated cash flows from operations of $48.1 million, $331.7 million and $139.2 million for 2003, 2004 and the six months ended June 30, 2005, respectively. Our ability to generate operating cash flow for the second half of 2005 will depend largely on our operations and other factors, as discussed in “Risk Factors — Risks Related To Our Operations — Our operating results fluctuate from quarter to quarter, which makes it difficult to predict our future performance” and elsewhere in the Company’s Annual Report on Form 20-F for the year ended December 31, 2004.

As of June 30, 2005, our total loans outstanding were $1,361.0 million, comprising of our convertible notes and other U.S. dollar loans at floating rates as follows:

As of
June 30,
2005
In thousands
2.5% senior convertible notes issued in April 2001(1)	$575,000
U.S. dollar loans at floating rates:
Syndicated Loan (2)	317,867
Loan Facility (3)	300,000
Exim Loan (3)	122,124
Bank of America Term Loan (3)	50,000
Other	(4,029)

Total	$1,360,962

(1)	On April 2, 2001, we issued $575.0 million of convertible notes, which bear interest at the rate of 2.50% per year and have a yield to maturity of 5.25% per year. The conversion price of the convertible notes is S$4.7980 per share (equivalent to approximately $26.7701 per ADS) as of June 30, 2005 and reflects a retroactive adjustment due to our October 2002 rights offering. We may redeem all or a portion of the convertible notes at any time on or after April 2, 2003 at a price to yield of 5.25 % per year on the redemption date if our shares or ADSs trade at 125% of the conversion price for a period of 20 days in any consecutive 30 trading day period. We have entered into interest rate swaps to hedge the interest rate obligations and accreting portion of the convertible notes.

In August 2004, we entered into a bilateral call spread option transaction with Goldman Sachs International as counter-party, to pro-actively manage our convertible notes. Under the transaction, the counter-party may purchase 214.8 million of our shares at the price of $0.93 per share (approximately S$1.60 per share, based on an exchange rate of $1.00 = S$1.71). The number of shares under the option transaction is equal to the number of shares that were originally planned for issuance under the convertible notes. The option transaction, which is contractually separate from the convertible notes, increases the likelihood that we will issue the shares originally planned for issuance upon conversion of the convertible notes by lowering the conversion price. If the option is exercised, we will receive approximately $200 million that could be used to partially repay the convertible notes. The option transaction is exercisable by Goldman Sachs International from January 2, 2005 and will expire on April 2, 2006, matching the maturity date of the convertible notes. The option transaction also has a feature that allows us to elect for early termination if the trading price of our ordinary shares listed and quoted on the Singapore Exchange rises and remains above $1.17 for a defined period of time.

(2)	CSP’s U.S. dollar syndicated floating rate loan arranged by ABN Amro Bank N.V., Singapore branch, Citibank, N.A., Singapore, Overseas Union Bank Limited, The Sumitomo Bank, Limited, Danske Bank A/S, Industrial and Commercial Bank of China, Singapore branch and Commerzbank Aktiengesellschaft, Singapore branch matures in September 2006. This facility is for an amount of $820.0 million which was fully drawn down, of which $589.1 million and $317.9 million were outstanding as of December 31, 2004 and June 30, 2005, respectively. We partially repaid $123.9 million early in May 2005. The loan bears interest at 0.60% to 0.85% above the London Interbank Offering Rate (“LIBOR”) rates for U.S. dollars deposits quoted by specified banks to the lender (depending on certain criteria relating to wafer starts and debt/equity ratio). Interest is payable semi-annually and principal is payable in six semi-annual installments which commenced in March 2004. Borrowings under this facility are secured by a floating charge over a project bank account and a fixed charge over a debt service reserve account, both of which were established pursuant to this loan.

(3)	These loan facilities were obtained by us in December 2004 to support phase 1 of our build-out of production capacity in Fab 7 to 15,000 300-mm wafers per month. These facilities include a $653.0 million term loan facility from J.P. Morgan, guaranteed by the Export-Import Bank of the United States (“Exim Loan”), a $300.0 million term loan facility from Sumitomo Mitsui Banking

Corporation, Oversea-Chinese Banking Corporation, ABN AMRO Bank, United Overseas Bank, and Deutsche Bank (“Loan Facility”), a $50.0 million term loan facility from Bank of America (“Bank of America Term Loan”) and a $150.0 million revolving credit facility from Sumitomo Mitsui Banking Corporation.

As of June 30, 2005, $300.0 million from the Loan Facility has been fully drawn down. The Exim Loan, of which $122.1 million was drawn down as of June 30, 2005, is divided into two tranches and has an availability period of between two to four years. It may only be used to finance the purchase of Fab 7 equipment from U.S. vendors and is drawn down in accordance with the equipment purchases per the ramp schedule. Each tranche will be repaid over a period of five years. The $50.0 million Bank of America Term Loan has been fully drawn down as of June 30, 2005.

For the Loan Facility, the Exim Loan and the Bank of America Term Loan, interest is payable semi-annually and principal is payable in various semi-annual installments commencing no later than third quarter 2007, or earlier depending on certain criteria relating to wafers produced and shipped, except for a loan whereby the principal is payable in full at maturity in fourth quarter 2007. The funding cost of the Exim Loan, excluding arrangement and related fees, is approximately LIBOR plus 0.50%. The blended interest cost for the other loan facilities, excluding any one time arrangement and related fees, is approximately LIBOR plus 1.50%.

Based on our current level of operations and assuming the completion of the offering of the senior notes and sale of the units, we believe that our cash on hand, planned use of existing credit facilities, credit terms with our vendors, and projected cash flows from operations will be sufficient to meet our capital and R&D expenditures and working capital needs for the next 12 months. However, we may require additional financing to fund our future growth plans and technology upgrades and migration, including to fund the capital expenditure to equip Fab 7 to its full planned capacity of 30,000 300-mm wafers per month, which is expected to take a number of years and will be paced by customer demand and industry conditions. At completion, our total capital investment in Fab 7 is expected to be approximately $2,700 million to $3,000 million. As of June 30, 2005, we have spent $959.9 million on the equipping of Fab 7 as part of its phase 1 ramp. There can be no assurance that additional financing will be available at all or, if available, that such financing will be obtained on terms favorable to us or that any additional financing will not be dilutive to our shareholders or creditors.

Historic operating cash flows

For the six months ended June 30, 2004, net cash provided by operating activities was $152.6 million, compared to $139.2 million for the six months ended June 30, 2005. The $13.4 million decrease in cash flow from operating activities was primarily due to lower collections as a result of lower sales and lower research grants received from various agencies of the Government of Singapore, partially offset by lower payments on our account payables. Cash flow from operating activities for the six months ended June 30, 2005 included receipt of dividends of $6.3 million from SMP, compared to zero dividends for the six months ended June 30, 2004.

Historic investing cash flows and capital expenditures

Net cash used in investing activities was $418.2 million for the six months ended June 30, 2004 and $321.9 million for the six months ended June 30, 2005. Investing activities consisted primarily of capital expenditures totaling $392.7 million for the six months ended June 30, 2004 and $348.0 million for the six months ended June 30, 2005. Capital expenditures for the six months ended June 30, 2005 related mainly to the equipping of Fab 7 as part of its phase 1 ramp and capacity additions in Fab 6.

Investing activities for the six months ended June 30, 2004 also included placement of a refundable deposit to secure wafer capacity for one of our more advanced technologies and payments for technology licenses, partially offset by proceeds from sale of property, plant and equipment and receipts related to refund of deposits and other assets. Investing activities for the six months ended June 30, 2005 also included receipts related to refund of deposits and other assets.

We are taking a phased approach to the equipping of Fab 7 to the full planned capacity of 30,000 300-mm wafers per month, which is expected to take a number of years and will be paced by customer demand and industry conditions. We expect the aggregate capital expenditure for phase 1 of our build-out of production capacity in Fab 7 to 15,000 300-mm wafers per month to be $1,700 million. At completion, which is expected to give Fab 7 a capacity of 30,000 300-mm wafers per month, our total capital investment in Fab 7 is expected to be approximately $2,700 million to $3,000 million. As of December 31, 2004 and June 30, 2005, we have spent $637.9 million and $959.9 million on the equipping of Fab 7 as part of its phase 1 ramp, respectively. Our aggregate capital expenditures for the second half of 2005 are expected to be approximately $402 million, of which approximately 85% is expected to be for equipping Fab 7 to a capacity of 9,000 300-mm wafers per month by the end of 2005. As of December 31, 2004 and June 30, 2005, we had commitments on contracts for capital expenditures of $312.9 million and $237.7 million, respectively.

The nature of our industry is such that, in the short-term, we may reduce our capital expenditures by delaying planned capital expenditures in response to a difficult business environment, such as the one that existed in 2001 and 2002. However, the semiconductor market is characterized by rapid technological change and the importance of economies of scale, which we expect to result in significant capital expenditure requirements. Factors that may affect our level of future capital expenditures include the degree and the timing of technological changes within our industry, changes in demand for the use of our equipment and machinery as a result of changes to our customer base and the level of growth within our industry.

Historic financing cash flows

Net cash provided by financing activities was $5.4 million for the six months ended June 30, 2004, which reflected primarily the net impact of borrowings and repayments of debt during that period. Net cash of $248.5 million was provided by financing activities for the six months ended June 30, 2005, consisting primarily of the draw down of loan facilities of $472.1 million and receipts of customer deposits to secure wafer capacity for one of our more advanced technologies, partially offset by repayments of debt.

INVESTMENT IN SMP

Our investment in SMP as of December 31, 2004 and June 30, 2005 is shown below:

	As of
	December 31,	June 30,
	2004	2005
	(In thousands)
Cost	$120,959	$120,959
Share of retained post-formation loss	(27,167)	(41,723)
Share of accumulated other comprehensive loss	(27)	(19)

	$93,765	$79,217

As we account for our share of SMP’s net results based on the gross profits from sales to the customers that we direct to SMP, after deducting our share of the overhead costs, the equity in income (loss) of SMP and the share of retained post formation loss that is included in the Company’s condensed consolidated statements of operations and condensed consolidated balance sheets are different than the amount that would be obtained by applying a 49.0% ownership percentage to the summarized financial information for SMP shown below.

In September 2004, the Company and Agere entered into a supplemental agreement to the joint venture agreement relating to SMP. Among other things, the supplemental agreement provides that SMP can pay dividends out of the profits of the joint venture determined on a year-to-year basis rather than on a cumulative basis, as previously was the case. The Company received dividends of $6.3 million from SMP for the six months ended June 30, 2005. The Company did not receive any dividend from SMP in the six months ended June 30, 2004.

The Company and Agere have also signed an assured supply and demand agreement with SMP. Under this agreement, each of the Company and Agere is billed for allocated wafer capacity if the wafers started for production for them are less than their respective allocated capacity. These billings, if any, do not change the equity in income (loss) of SMP that we recognize in our consolidated statements of operations. For the six months ended June 30, 2005, the wafers started for the Company were less than the allocated capacity, however all parties to the agreement have agreed that such billings for this period will be waived. There were also no such billings made to us for the corresponding period in 2004. To the extent the wafers started for us is less than our allocated capacity in the future, there is no assurance that the billings for our allocated wafer capacity would continue to be waived.

Included in receivables and payables are amounts due from or to SMP:

	As of
	December 31,	June 30,
	2004	2005
	(In thousands)
Amounts due from SMP	$9,231	$6,924
Amounts due to SMP	$552	$420

Summarized unaudited financial information for SMP is shown below:

	As of
	December 31,	June 30,
	2004	2005
	(In thousands)
Current assets	$85,597	$106,378
Other assets	82	82
Property, plant and equipment	132,258	84,430
Other current liabilities	(23,078)	(21,917)

Shareholders’ equity	$194,859	$168,973

	Three months ended		Six months ended
	June 30,		June 30,
	2004	2005	2004	2005
		(In thousands)
Net revenue	$90,605	$54,271	$184,261	$99,303
Gross profit (loss)	15,351	1,712	31,372	(6,313)
Operating income (loss)	14,341	483	28,808	(8,652)
Net income (loss)	7,923	775	19,491	(8,257)

Item 3. Quantitative and Qualitative Disclosures About Market Risk

Our exposure to financial market risks derives primarily from the changes in interest rates and foreign exchange rates. To mitigate these risks, we utilize derivative financial instruments, the application of which is intended for hedging purposes.

Interest rate risk

We are exposed to interest rate risk on our existing floating rate debt and on additional debt financing that may periodically be needed for the capital expenditures associated with our capacity expansion and new fabs. The interest rate that we will be able to obtain on debt financing will depend on market conditions at that time, and may differ from the rates we have secured on our current debt.

Our debt obligations are as follows:

	As of June 30, 2005
	Expected Maturity Date
	(In Thousands, except interest rates)
									Weighted
									Average
								Fair	Interest
	2005	2006	2007	2008	2009	Thereafter	Total	Value	Rate
LONG TERM DEBT
U.S. dollar loans at floating rates (1)	$23,333	$294,533	$112,212	$124,425	$124,425	$111,063	$789,991	$789,991	4.3200%

Convertible notes (2)	—	575,000	—	—	—	—	575,000	581,657	6.5081%

Other (3)	—	(4,029)	—	—	—	—	(4,029)	—

Total	$23,333	$865,504	$112,212	$124,425	$124,425	$111,063	$1,360,962	$1,371,648

	As of
	December 31,
	2004
	(In Thousands)
	Total	Fair Value
LONG TERM DEBT
Singapore dollar loans at fixed rates (4)	$73,650	$75,567
U.S. dollar loans at floating rates (1)	589,066	589,066
Convertible notes (2)	575,000	590,824
Other (3)	(1,986)	—

Total	$1,235,730	$1,255,457

	As of
	December 31,	June 30,
	2004	2005
	(In thousands)
ACCOUNTS PAYABLE
U.S Dollar	$73,508	$146,706
Singapore Dollar	11,321	16,335
Japanese Yen	44,473	39,592
Others	18,359	35,354

Total payable (5)	$147,661	$237,987

(1)	In August 2004, we entered into two interest rate cap contracts related to the floating rate obligations associated with $100.0 million of one of the U.S. dollar loans, with the effect of placing an upper limit on the cash flow and earnings exposure due to market interest rate changes. The floating rate obligations under this U.S. dollar loan are based on LIBOR rates and are payable semi-annually which commenced March 28, 2004. The combination of the caps and the debt obligation results in a maximum interest outflow equal to 2.75% which commenced March 28, 2005. The notional amount on the interest rate cap is reduced by $25.0 million semi-annually and will mature on September 28, 2006. The fair value of the two interest rate cap contracts as of June 30, 2005 was $0.6 million.

In March 2005, we entered into two additional interest rate cap contracts related to the floating rate obligations associated with $200.0 million of the above-mentioned U.S. dollar loan, with the effect of placing an upper limit on the cash flow and earnings exposure due to market interest rate changes. The combination of the two additional caps and the debt obligation results in a maximum interest outflow equal to 3.60% commencing September 28, 2005. The notional amount on the interest rate cap contracts is reduced by $66.7 million semi-annually and will mature on September 28, 2006. The fair value of the two interest rate cap contracts as of June 30, 2005 was $0.3 million.

(2)	In January 2003, we entered into an additional swap in connection with a previously executed swap in 2001. The previously executed interest rate swap contract is in respect of the fixed-rate obligations associated with $200.0 million of the convertible notes, with the effect of swapping the fixed-rate interest obligations to floating-rate obligations based on LIBOR rates to hedge against fair value risk. The fixed-rate obligations on the convertible notes are payable semi-annually on April 2 and October 2 of each year, commencing October 2, 2001. The additional swap has incorporated the hedging of the accreting portion of the bond that was not included in the original swap, thereby increasing the hedge effectiveness. The fair value of the two interest rate swap contracts as of June 30, 2005 was $16.3 million.

In August 2003, we entered into an interest rate swap contract in respect of the fixed-rate obligations associated with $375.0 million of the convertible notes, with the effect of swapping the fixed-rate interest obligations to floating-rate obligations based on LIBOR rates to hedge against fair value risk. The swap also incorporated hedging of the accreting portion of the convertible notes. The fair value of this interest rate swap contract as of June 30, 2005 was $54.2 million.

(3)	Other long-term debt includes the cumulative fair value change of the convertible notes due to changes in interest rates since the date we entered into interest rate swap contracts related to this debt. These contracts were entered into in December 2001 and August 2003 in the amounts of $200.0 million and $375.0 million, respectively. We designate these derivative instrument contracts as fair value hedges and carry them at fair value.

(4)	As of December 31, 2004, we had entered into forward foreign contracts related to a portion of these amounts to exchange the related cash flows to U.S. dollars, and a cross currency swap to convert cash flows under one of the Singapore dollar fixed-rate loans to a U.S. dollar denominated fixed-rate. We repaid these loans early in full in March 2005, and the associated forward foreign contracts and cross currency swap were also terminated in March 2005.

(5)	This does not include payables to related parties. The amounts including payables to related parties are $152,348 and $247,065 as of December 31, 2004 and June 30, 2005, respectively.

As of June 30, 2005, all of our interest rate payment obligations are at floating interest rates (inclusive of the fixed-rate interest obligations associated with the $575.0 million convertible notes which was swapped into a floating rate obligation). As a result, we have cash flow and earnings exposure due to market interest rate changes. Based on our interest rate payment obligations as of June 30, 2005, a 0.5% increase in interest rates would increase our interest payments by 12.6% annually.

Foreign currency risk

Our foreign currency exposures give rise to market risk associated with exchange rate movements of the U.S. dollar, which is our functional currency, against the Japanese yen, the Singapore dollar and the Euro. Substantially all of our revenue was denominated in U.S. dollars during 2004 and for the six months ended June 30, 2005, and as a result, we had relatively little foreign currency exchange risk with respect to any of our revenue. In 2004, approximately 21% of our cost of revenue was denominated in Singapore dollars. In addition, approximately 55% of our capital expenditures were denominated in U.S. dollars, approximately 24% were denominated in Japanese yen, approximately 17% were denominated in Euro and approximately 4% were denominated in Singapore dollars. For the six months ended June 30, 2005, approximately 20% of our cost of revenue was denominated in Singapore dollars. In addition, approximately 54% of our capital expenditures were denominated in U.S. dollars, approximately 28% were denominated in Japanese yen, approximately 16% were denominated in Euro and approximately 2% were denominated in Singapore dollars.

To protect against reductions in value and the volatility of future cash flows caused by changes in foreign exchange rates, from time to time we utilize currency forward contracts to minimize the impact of foreign currency fluctuations on our results of operations. We use these instruments as economic hedges to minimize our exposure to specific currency risks related to equipment purchase commitments denominated primarily in Japanese yen and Euro. In addition, we minimize our currency risk by purchasing certain raw materials and equipment in U.S. dollars and borrowing in U.S. dollars. The table below provides information about our derivative financial instruments and presents the information in U.S. dollar equivalents.

	As of June 30, 2005
	Expected Maturity Date Of Notional Amounts					As of December 31, 2004
	(In thousands, except exchange rates)					(In thousands)
					Fair		Fair
	2005	2006	Thereafter	Total	Value	Total	Value
FORWARD FOREIGN EXCHANGE AGREEMENTS

(Receive Yen/Pay US$)
Contract Amount	$22,368	—	—	$22,368	$(21)	$69,210	$2,520
Average Contractual Exchange Rate	108.22

(Receive S$/Pay US$)
Contract Amount	$9,846	—	—	$9,846	$24	$47,842	$1,760
Average Contractual Exchange Rate	1.68

(Receive Euros/Pay US$)
Contract Amount	$36,423	$1,117	—	$37,540	$(1,737)	$26,760	$2,857
Average Contractual Exchange Rate	1.27	1.32

Total	$68,637	$1,117	—	$69,754	$(1,734)	$143,812	$7,137

	As of June 30, 2005			As of December 31, 2004
	(In thousands, except percentages)			(In thousands, except percentages)
	Carrying	Amount	Percentage	Carrying	Amount	Percentage
	Amount	Hedged	Hedged	Amount	Hedged	Hedged
NON-U.S. DOLLAR LIABILITIES
Accounts Payable
Japanese Yen	$39,592	$22,368	57%	$44,473	$44,473	100%
Singapore dollar	16,806	9,846	59	11,321	11,321	100
Others	35,354	35,354	100	18,359	18,359	100
Foreign Currency Loan
Singapore dollar	—	—	—	73,650	73,650	100
Future Interest Payable on Debt
Singapore dollar	—	—	—	1,445	1,445	100

Total	$91,752	$67,568	74%	$149,248	$149,248	100%

Item 4. Controls and Procedures

Not applicable.

PART II — OTHER INFORMATION

Item 1. Legal Proceedings

The Company is not involved in any legal proceedings that we believe would be materially harmful to the Company.

Item 2. Unregistered Sales of Equity and Use of Proceeds

None

Item 3. Defaults Upon Senior Securities

None

Item 4. Submission of Matters to a Vote of Security Holders

The Company hereby incorporates by reference the information and exhibit set forth in the Form 6-K (File 000-27811) filed with the Securities and Exchange Commission on April 28, 2005, containing information on the resolutions duly passed at the seventeenth Annual General Meeting of the Company held on April 28, 2005.

Item 5. Other Information

None

Item 6. Exhibits and Reports on Form 6-K

(a)	Exhibits

99.1(1)	Amended and Restated Amendment No. 3 dated 3 June 2005 (the “Amended and Restated Amendment No. 3”) to the “SF Process Development and Cost Sharing Agreement” of November 26, 2002 (hereinafter referred to as the “2-Way Agreement”) between International Business Machines Corporation (“IBM”) and the Company.

The parties entered into the Amended and Restated Amendment No. 3 to expand the 2-Way Agreement to include the development of 65nm design enablement.

(1) Certain portions of this exhibit have been omitted pursuant to a request for confidential treatment filed with the Securities and Exchange Commission. The omitted portions have been separately filed with the Commission.

(b)	Reports on Form 6-K

During the quarter ended June 30, 2005, the Company submitted the following current reports on Form 6-K:

1.	On April 22, 2005, we submitted a Form 6-K announcing our first quarter 2005 results.

2.	On April 28, 2005, we submitted a Form 6-K attaching the Notice filed with the Singapore Exchange Securities Trading Limited relating to the resolutions passed at the Company’s Seventeenth Annual General Meeting held on April 28, 2005.

3.	On May 6, 2005, we submitted a Form 6-K reporting our quarterly information for the quarter ended March 31, 2005.

4.	On May 31, 2005, we submitted a Form 6-K announcing the appointment of Dr. Liang Choo Hsia as the senior vice president of technology development.

5.	On June 1, 2005, we submitted a Form 6-K attaching our press release dated May 31, 2005 filed with the Singapore Exchange Securities Trading Limited relating to the appointment of Mr Pasquale Pistorio as a new director to our board of directors.

6.	On June 3, 2005, we submitted a Form 6-K announcing our guidance for our second quarter 2005 results.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunder duly authorized.

Date: July 22, 2005

CHARTERED SEMICONDUCTOR
MANUFACTURING LTD

By:	/s/ Chia Song Hwee

Name: Chia Song Hwee
Title: President and Chief Executive Officer

By:	/s/ George Thomas

Name: George Thomas
Title: Senior Vice President and Chief Financial Officer